10027747

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.P. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Waterview Drive
(No. and Street)

Centerport (City) New York (State) 11721 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George C. Reichle (631) 757-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George C. Reichle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.P. Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

RENU BINDRA
Notary Public, State of New York
No. 01BI6119090 - Suffolk County
Commission Expires Nov. 22, 2008

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMINITI & COGLIATI, CPAs, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Stockholder of
A.P. Securities, Inc.

We have audited the accompanying statements of financial condition of A.P. Securities, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.P. Securities, Inc., as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
January 26, 2010

Member: New York State Society of Certified Public Accountants / American Institute of Certified Public Accountants
Licensed in New York, Florida and Connecticut

A.P. SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 5,603	$ 17,583
Accounts receivable (Note 2)	13,064	6,639
Prepaid expenses	1,728	1,770
Total current assets	20,395	25,992
Other assets:		
Investments (Note 3)	9,910	12,355
Total assets	$ 30,305	$ 38,347
Liabilities and stockholder's equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 12,098	$ 10,229
Payroll taxes payable	860	860
Franchise tax payable	50	100
Total liabilities	13,008	11,189
Stockholder's equity:		
Common stock, no par value, 4,445 shares authorized; 4,245 shares issued and outstanding	35,000	35,000
Additional paid-in capital	15,500	-
Accumulated deficit	(37,213)	(14,297)
Accumulated other comprehensive income	4,010	6,455
Total stockholder's equity	17,297	27,158
Total liabilities and stockholder's equity	$ 30,305	$ 38,347

See accompanying independent auditors' report
and notes to financial statements.

A.P. SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues:		
Commissions and fee income	$ 103,099	$ 153,620
Other income	3,450	3,600
Total revenues	106,549	157,220
Expenses:		
Commissions	77,968	108,711
Officer's salary	18,720	18,720
Insurance	18,411	18,017
Professional fees	5,000	585
Regulatory and registration fees	2,245	2,335
Communications	1,978	1,719
Payroll taxes	1,670	1,808
Travel and entertainment	1,258	181
Office expense	997	313
Dues and subscriptions	797	859
Postage expense	246	457
Interest expense	125	112
Pension expense	-	3,000
Total expenses	129,415	156,817
Net income before income taxes	(22,866)	403
NYS franchise tax	50	100
Net income (loss)	$ (22,916)	$ 303

See accompanying independent auditors' report
and notes to financial statements.

A.P. SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2007	$ 35,000	$ -	$ (14,600)	$ 18,845	$ 39,245
Net income	-	-	303	-	303
Comprehensive income:					
Unrealized loss on investment	-	-	-	(12,390)	(12,390)
Balance, December 31, 2008	35,000	-	(14,297)	6,455	27,158
Net loss	-	-	(22,916)	-	(22,916)
Contributions from stockholder	-	15,500	-	-	15,500
Comprehensive income:					
Unrealized loss on investment	-	-	-	(2,445)	(2,445)
Balance, December 31, 2009	$ 35,000	$ 15,500	$ (37,213)	$ 4,010	$ 17,297

See accompanying independent auditors' report
and notes to financial statements.

A.P. SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (22,916)	$ 303
Adjustments to reconcile net income (loss) to cash flow used by operating activities:		
(Increase) decrease in:		
Accounts receivable	(6,425)	4,085
Prepaid expenses	42	(110)
Increase (decrease) in:		
Accounts payable and accrued expenses	1,869	(1,824)
Payroll taxes payable	-	(5,737)
Franchise tax payable	(50)	-
Net cash used by operating activities	(27,480)	(3,283)
Cash flows from financing activities:		
Contributions from stockholder	15,500	-
Net cash provided by financing activities	15,500	-
Net decrease in cash and cash equivalents	(11,980)	(3,283)
Cash and cash equivalents, *beginning of year*	17,583	20,866
Cash and cash equivalents, *end of year*	$ 5,603	$ 17,583
Supplemental disclosures of cash flow information:		
Taxes paid	$ 50	$ 100
Interest paid	$ 125	$ 112

See accompanying independent auditors' report
and notes to financial statements.

1. Summary of significant accounting policies

Nature of business

A.P. Securities, Inc. is a corporation organized under the laws of the State of New York on March 20, 1990, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which have not exceeded federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

1. Summary of significant accounting policies (continued)

Fair value of financial instruments

The Company applies generally accepted accounting principles (GAAP) for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 4).

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

2. Accounts receivable

Accounts receivable of $13,064 for 2009 and $6,639 for 2008, were all current and are comprised of commissions due on the sale of mutual funds and fee income.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

3. Investments

During the calendar year 2000, the Company acquired, for $5,900, 500 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq"). Marketable securities considered available for sale are recorded in the financial statements at fair market value, in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholders' equity section of the balance sheet, accumulated other comprehensive income. Realized gains and losses on the sale of marketable securities are based on original cost, and are included in earnings

The following is the market value, original cost, and unrealized gain on marketable securities available for sale as of December 31, 2009:

Market value	$ 9,910
Cost	(5,900)
Unrealized gain	$ 4,010

4. Fair value measurements

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

4. **Fair value measurements (continued)**

The following tables present assets that are measured at fair value on a recurring basis at December 31, 2009 and 2008:

	Fair value measurements at reporting date Using			
	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available for sale securities	$ 9,910	$ 9,910	$ --	$ --

	Fair value measurements at reporting date Using			
	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available for sale securities	$ 12,355	$ 12,355	$ --	$ --

5. **Pension plan**

The Company has set up a profit sharing plan during the year 2007, which covers all employees who meet the plan's eligibility requirements. Pension expense for the years ended December 31, 2009 and 2008, was $0 and $3,000, respectively.

6. Net capital

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the Financial Industry Regulatory Authority, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2009 and 2008, the Company had net capital of $12,747 and $21,875, respectively, which was $7,747 and $16,875 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 1.02048 to 1 and 0.51150 to 1 as of December 31, 2009 and 2008, respectively.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

December 31, 2009 and 2008

A.P. SECURITIES, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

SCHEDULE 1

	2009	2008
Net capital		
Total stockholder's equity	$ 17,297	$ 27,158
Deductions:		
Non-allowable assets:		
Accounts receivable	1,335	1,660
Other assets	1,728	1,770
	3,063	3,430
Net capital before haircuts on security positions		
(tentative net capital)	14,234	23,728
Haircuts on other securities	(1,487)	(1,853)
Net capital	$ 12,747	$ 21,875
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$ 12,098	$ 10,229
Payroll taxes payable	860	860
Franchise tax payable	50	100
Total aggregate indebtedness	$ 13,008	$ 11,189
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 7,747	$ 16,875
Ratio: Aggregate indebtedness to net capital	1.02048 to 1	0.51150 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 12,747	$ 21,875
Net capital per above	$ 12,747	$ 21,875

See accompanying independent auditors' report
and notes to financial statements.

A.P. SECURITIES, INC.

Report on Internal Control

Required by Sec Rule 17a-5

December 31, 2009 and 2008

CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report on internal control

Mr. George C. Reichle, President
A.P. Securities, Inc.

In planning and performing our audit of the financial statements of A.P. Securities, Inc., as of and for the years ended December 31, 2009 and 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States) we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph to this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008 to meet the SEC's objectives. Pursuant to SEC Rule 17a-5(j) we did not discover any material inadequacies.

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caminiti & Cogliati, CPAs, LLP

Caminiti and Cogliati, CPAs, LLP

Hauppauge, New York
January 26, 2010

A.P. SECURITIES, INC.

Financial Statements
And Supplementary Information

(Confidential Per Rule 17a-5(e) (3))

For the Years Ended December 31, 2009 and 2008

Caminiti & Cogliati, CPAs, LLP

A.P. SECURITIES, INC.

CONTENTS